United States
                Securities and Exchange Commission
                     Washington, D.C.  20549

                            FORM 10-Q

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the period ended September 30, 1998

                                or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to __________

Commission File Number: 0-14227

                     THE SOMERSET GROUP, INC.
      (Exact name of registrant as specified in its charter)

INDIANA                                           35-1647888
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                         Identification No.)

135 N. PENNSYLVANIA STREET, SUITE 2800, INDIANAPOLIS, INDIANA 46204
(Address of registrant)                                 (Zip Code)

Registrant's telephone number, including area code: 317/269-1285


___________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filled by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No[  ]


COMMON STOCK OUTSTANDING AT September 30, 1998 - 2,900,943 SHARES.





THE SOMERSET GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Nature of Operations and Summary of Significant  Accounting Policies

The Somerset Group, Inc. (The "Company") is a nondiversified, unitary savings and loan holding company. Its major asset is a 21.7% ownership interest in First Indiana Corporation ("First Indiana"), which owns 100% of First Indiana Bank. As Somerset Financial Services, the Company provides investment and wealth management services, health care consulting, tax planning and preparation, information technology, and business valuation services. The Company's First Indiana Investor Services Division markets insurance and investment products.

(a) Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its 100%-owned subsidiaries.

(b) Commissions and Fees: Commissions and fees represent revenue from services provided by Somerset
  Financial Services and by investment and insurance products sold by First Indiana Investor Services.

(c) Cash and Cash Equivalents: For Purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks, and money market funds immediately available.

(d) Short-Term Investments: The investments are valued at market price on the statement date. They are available-for-sale and proceeds are available on three days notice. Unrealized holding gains and losses are excluded from earnings and are reported net of deferred income taxes as a separate component of shareholders' equity until realized.

(e) Investment in First Indiana Corporation: First Indiana Corporation is a bank holding company whose primary subsidiary is a thrift institution, First Indiana Bank. The Company's investment in First Indiana Corporation is stated at cost, adjusted for the Company's share of undistributed earnings. Capital changes of First Indiana Corporation are reflected as a separate component on consolidated retained earnings.

(f) Office Furniture and Equipment: Office furniture and equipment are stated at historical costs for financial reporting purposes. Depreciation is determined using the straight-line method based upon the estimated useful life of individual assets. Both straight-line and accelerated methods are used for income tax purposes.

(g)   Income Taxes: The Company uses the asset and liability method to account
     for income taxes.   Deferred tax assets and liabilities are recognized for
     the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The principal temporary difference between the financial statement carrying amounts and the tax basis that result in deferred taxes is the investment in First Indiana, accounted for under the equity method of accounting. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the effective date.

(h) Income Per Share: Basic and diluted income per share were computed in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 128 "Earnings Per Share." Basic income per share was computed by dividing net income by the weighted average of common stock outstanding. Dilution of the per share calculation relates to stock options outstanding during the periods.

Note 2.  Business Combination and Restatement of Historical Financial Statements

On January 20, 1998, Somerset issued 333,359 shares of its common stock for all the outstanding stock of Whipple & Company Professional Corporation ("Whipple"). The business combination was accounted for as a pooling-of-interests combination and, accordingly, Somerset's 1997 consolidated financial statements presented are restated to include the accounts and results of Whipple. Following is a summary of Revenue and Income and Net income for each of the entities.

           Three Months Ended     Nine Months Ended         Years Ended
               September 30,        September 30,           December 31,
              1998       1997      1998        1997        1997       1996
Revenue and Income:
Somerset  $1,420,000 1,381,000  3,996,000  $3,932,000  $5,385,000 $4,449,000
Whipple    1,334,000 1,049,000  5,012,000   4,460,000   5,740,000  5,085,000
           --------- ---------   ---------  ---------   --------- ---------
Combined  $2,754,000 2,430,000  9,008,000   8,392,000  11,125,000  9,534,000
           ========= =========  =========   =========  ==========  =========
Net Income:
 Somerset   $743,000  $726,000   $1,999,000 1,761,000   2,450,000  2,039,000
 Whipple    (115,000) (106,000)     211,000   (39,000)     86,000    106,000
            --------   -------    --------- ---------   ---------- ---------
 Combined   $628,000  $620,000   $2,210,000 1,722,000   2,536,000  2,145,000
             =======   =======    ========= =========   =========  =========
Note 3.  Cyclical Business Operations

Revenue and income from financial services is cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year.
Revenue and income during the first quarter of each year will be favorably affected, as compared to the remaining three quarters of the year.

Revenue, net income and earnings per share, as restated to include Whipple, for the four quarterly periods ending December 31, 1997 were as follows:

                          Year Ended December 31, 1997

          1st Qtr.    2nd Qtr.    3rd Qtr.   4th Qtr.      Total
          March 31    June 30     Sept. 30    Dec. 31       1997

Revenue  $3,505,000  $2,452,000  $2,430,000 $2,738,000 $11,125,000
          =========   =========   =========  =========  ==========
Net income $864,000    $239,000    $620,000   $813,000  $2,536,000
          =========  ==========   =========  =========   =========
Basic earnings
 per share     $.30        $.08        $.22       $.28        $.88

Diluted earnings
 per share     $.29        $.08        $.21       $.28        $.86

Note 4.  Investment in First Indiana Corporation

The Company's percentage of ownership of First Indiana Corporation was 21.7% at September 30, 1998, and 21.5% at December 31, 1997 and September 30, 1997. The Company's equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.

Note 5.  Average Shares Outstanding

Average shares outstanding, computed on the diluted basis as required by Financial Accounting Standards Board Statement Number 128, included common share equivalents of outstanding stock options. The following equivalent shares have been included in the average diluted shares outstanding in the Consolidated Financial Statements.
                                           1998             1997
  Three months ended September 30         59,914           46,073
  Nine months ended September 30          67,442           50,619

The Company had 122,143, 139,827, and 106,574 shares of its stock reserved for exercise of stock options at September 30, 1998, December 31, 1997, and September 30, 1997, respectively.

Note 6.  Financial Instruments

The estimated fair value of the Company's financial instruments at September 30, 1998, December 31, 1997, and September 30, 1997 approximate their carrying value as reflected in the consolidated balance sheets. The Company's financial instruments include cash and cash equivalents, short-term investments and notes receivable. Financial instruments also include the investment in First Indiana that had a fair value as follows.

                                                Fair
                              Date             Value
                      September 30, 1998   $57,928,000
                      December 31, 1997    $68,515,000
                      September 30, 1997   $53,792,000

Note 7.  Significant Non-Consolidated Subsidiary

Summarized income statement information is presented below for First Indiana Corporation. This 21.7% owned subsidiary represents a significant part of The Somerset Group, Inc.'s income.
                                   First Indiana Corporation and Subsidiaries
                                        Summarized Income Statements

                                  Three Months Ended    Nine Months Ended
(Dollars in Thousands)                September 30        September 30
                                      1998     1997       1998      1997
Interest income                     $34,551  $32,518    $101,410  $94,652
Interest expense                     18,905   16,240      54,771   47,363
                                     ------   ------       ------  ------
Net interest income                  15,646   16,278      46,639   47,289
Provision for loan losses             2,320    2,600       7,460    8,100
                                     ------   ------       ------  ------
Net interest income after provision  13,326   13,678     39,1793   39,189
Non interest income                   6,597    4,719      17,354   12,569
Non interest expense                (11,749) (10,646)    (33,557) (30,810)
                                     ------   ------      ------   ------
Income before income taxes            8,174    7,751      22,976   20,948
Income tax expense                    3,171    3,045       8,938    8,190
                                      -----    -----      ------   ------
Net income                           $5,003   $4,706     $14,038  $12,758
                                      =====    =====      ======   ======

For additional financial information about First Indiana Corporation, please refer to its Form 10-Q filed with the Securities and Exchange Commission ("SEC") File Number 0-14354. Information in the above table was extracted from First Indiana Corporation's Form 10-Q.

Note 8.  Financial Statement Preparation

The accompanying financial statements have been prepared with generally accepted account principles for interim financial information and with the instruction to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

                              PART I


Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Earnings for the three months ended September 30, 1998 were slightly above comparable earnings for the same period of 1997. Net income amounted to $628,000, or $.21 per diluted share, compared with $620,000, or $.21 per diluted share earned during the same quarter in 1997.

For the nine months ended September 30, 1998, the Company's earnings were $2,210,000, or $.74 per diluted share, representing a 28% increase over the $1,722,000, or $.58 per diluted share earned during the nine months of 1997.

Net income includes the results of Whipple & Company, P.C. ("Whipple"), which was merged with The Somerset Group, Inc. in the first quarter of 1998. The merger was accounted for as a pooling-of-interests business combination, and historical results for 1997 have been restated to include the financial results of Whipple as if the merger had occurred January 1, 1997.

Net income reported for the nine month period included non-recurring expenses of the merger that reduced net income approximately $100,000. If these expenses are excluded from the nine month results, net income increased to $2,310,000, or $.79 per diluted share, an increase of 34% over the $1,722,000 that the two companies earned during the first nine months of 1997.

Consolidated revenue and income for the third quarter of $2,754,000 increased 13% when compared with the $2,430,000 for the same quarter of 1997. Higher fees and commission revenue for financial services accounted for 10% of the increase, and higher equity income from First Indiana Corporation amounted to 3%.

For nine months ended September 30, 1998, consolidated revenue and income of $9,008,000 increased 7% over the 1997 amount of $8,392,000. Higher fees and commission revenue accounted for 3% of the increase, and higher equity income from First Indiana Corporation amounted to 4%.

Increased fee income for wealth management services and health care consulting were the service specialties primarily responsible for the increase in fee and commission revenue. These increases more than offset a decrease in commissions from the sale of investment and insurance products and, on a comparative basis, the loss of all revenue from attest services. Attest services included financial statement audits, compilations and reviews. These services were sold by Whipple prior to the merger of Whipple with Somerset. Revenue for perfor-mance of these services is included in 1997 amounts, with no such revenue in 1998.

Revenue and income from financial services historically have been cyclical as a result of timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year. Management is pleased with the growth in revenue and income during the third quarter of the year and expect continued growth in revenue and income during the other months of the year, as additional revenue sources are implemented that will help reduce the cyclical nature of operations.

The increase in the Company's equity in earnings of First Indiana Corporation reflects the fact that First Indiana reports that all of its loan areas experienced growth. According to First Indiana's report to the SEC, its growth in loans was primarily a result of successful marketing and a strong economy in the areas in which First Indiana has operations. Two areas that sustained substantial growth during the first nine months were construction and land development lending. Construction loans outstanding increased 25% at September 30, 1998, compared with September 30, 1997, and land development loans outstanding as of September 30, 1998, were double the amount for the same period last year.

According to First Indiana reports filed with the SEC, First Indiana's net interest margin decreased in the third quarter to 3.77% compared with 4.49% one year ago. The margin fell for two primarily reasons: a change in the compo-sition of the Bank's assets to include more residential and lower loan-to-value home equity loans, which are less risky, and an unfavorable flat interest rate environment that placed competitive pressure on lending rates. Non-interest income for the quarter increased 40%, and 30% for the nine months. The increase is a result of originating and selling residential and consumer loans to the secondary market.

Management of First Indiana reportedly has chosen to continue expansion in the residential market with the realization that the net interest rate margin would decrease in the near term. However, First Indiana reports that is management believes that First Indiana improves its position for long-term growth by expanding a customer base that has the potential of utilizing other First Indiana products and services.

First Indiana also reported that its non-performing assets were 1.11% of assets at September 30, 1998, compared with 1.41% of assets at December 31, 1997 and 1.42% of assets at September 30, 1997.

Investment income from Somerset's temporary investments declined modestly during the third quarter and for the nine month period as a result of the use of investable cash for other purposes. Short-term investments at September 30, 1998, declined $1,004,000, compared to September 30, 1997.

On a comparative basis, operating expenses for the third quarter of 1998 of $1,888,000 were 22% above the $1,543,000 incurred in the 1997 quarter. For the first nine months of 1998, operating expenses of $5,878,000 were 1% below last year. Excluding $163,000 of non-recurring merger expenses from the 1998 expenses brings the total nine month comparative expense reduction to $235,000, or 4%.

The higher operating expenses for the third quarter were primarily due to the addition of professional staff in the financial services division. These additions were in response to increased demand for tax, financial planning, and health care consulting services during the quarter. In addition, management anticipates further increases in demand for current consulting specialties and has plans for expansion into additional consulting specialties that will fully utilize the talents of these professionals.

Financial Condition and Liquidity

Management considers the financial condition and liquidity of the Company to be excellent at September 30, 1998. The Company was also in a very sound position, on a restated basis, at December 31, 1997 and September 30, 1997. The Company's balance sheet contains a large percentage of liquid assets. These liquid assets have been invested temporarily and are intended for use in additional acquisitions and the expansion of existing financial service operations.

At September 30, 1998, the Company had a high ratio of current assets to current liabilities of 11.2 to one, compared to 6.7 to one at December 31, 1997, and 7.2 to one at September 30, 1997. In addition, 73% of the current assets consisted of cash, cash equivalents, and short-term investments. Net working capital declined slightly during the period and amounted to $5,644,000 at September 30, 1998, $6,251,000 at December 31, 1997, and $6,058,000 at September 30, 1997.

All short-term and long-term debt was retired during the first quarter of 1998. The debt was that of Whipple at the time of the merger and amounted to a combined total of $502,000 at December 31, 1997 and $400,000 at September 30, 1997. Short-term investments were sold to provide the cash for the debt retirement.

Shareholders' equity increased to $35,025,000 at September 30, 1998, from the restated $33,460,000 at December 31, 1997 and $32,683,000 at September 30, 1997. On a per outstanding share basis, the amounts were $12.07, $11.55, and $11.28 as restated for the Whipple merger.

Generally Accepted Accounting Principles ("GAAP") require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires Somerset to record its investment in First Indiana at net carrying value, which represents the acquisition cost of First Indiana shares plus Somerset's equity share of First Indiana's net income, rather than at market value. Under certain circumstances, the deferred tax liability recorded in this manner (approximately $8.6 million) may never be incurred. The market value of our investment in First Indiana at September 30, 1998 was approximately $57.9 million, or $22.5 million greater than the investment amount reflected in our balance sheet at September 30, 1998.

Operating activities for the nine months ended September 30, 1998 provided cash of $968,000, compared with $959,000 during the same period in 1997. The modest increase was the net result of several changes in operating assets and liabilities. Compared to the nine months of 1997, operations for 1998 provided more cash principally from higher net income, larger cash dividends from First Indiana and an increase in current and deferred income taxes payable; however, additional cash was needed to support working capital requirements that materially offset the cash provided. The additional working capital needs were a result of revenue increases that also increased trade accounts receivable.

Management considers all of the changes noted in cash flow as positive indications of growth and expects similar changes to occur in the future as the long-term strategic plan for growth continues to be implemented.

The Company purchased an additional 40,500 shares of First Indiana Corporation common stock in the open market at a cost of $990,000 during the second quarter. The purchase increased our holdings to 2,758,467 shares of First Indiana, or 21.7% of First Indiana's shares outstanding.

During the first nine months of 1998, the Company sold short-term investments of $1,048,000. Proceeds from these sales were primarily used to fund the purchase of the First Indiana shares and retire all outstanding debt.

Cash dividends of $522,000 were paid to Somerset's shareholders, an increase of 13% over the cash dividends paid during the same period in 1997. The semi-annual dividend rate remained constant at $.09 per share in both years, or $.18 per share annually. The increase in the amount paid resulted from additional shares outstanding from the issuance of shares for the Whipple merger transaction.

The Company continues to periodically purchase treasury shares in the open market for use in funding employee benefit plans and for possible use in acquisitions. The Company is seeking additional acquisitions in selected financial service industries. These acquisitions could necessitate the use of cash on hand, unissued shares of common stock, and could include cash from debt placement.

Impact of Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," that establishes standards for reporting and display of comprehensive income and its components in the financial statements. The statement was effective for fiscal years beginning after December 15, 1997. The Company adopted this statement effective January 1, 1998. It did not have a material impact on the financial condition or results of operations of the Company.

The FASB also issued Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information," which introduces new guidance on segment reporting. The statement was effective for fiscal years beginning after December 15, 1997. The Company adopted this statement effective January 1, 1998. It did not have a material impact on the financial condition or results of operations of the Company, since the disclosures and initial presentation in the Company's annual Form 10K filing are similar to those previously presented.

In June 1998, the FASB issued Statement of Financial Accounting Standards No.
133, "Accounting for Derivative Instruments and Hedging Activities."   The
standard establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities. The standard will be effective for the Company on January 1, 2000. Management is currently assessing the impact of the statement on the financial condition and results of operations of the Corporation upon adoption.

Other recent pronouncements by the FASB are not applicable to the Company's consolidated financial statements.

Year 2000 Readiness

The Year 2000 issue refers to shortcomings which exist in some current computer hardware and software that preclude the correct calculation of date-sensitive information from, into, and between the twentieth and twenty-first centuries, including leap year calculations. The Company is subject to regulations of two governmental agencies in connection with review of its state of readiness. The operations of the First Indiana Investor Services division is subject to review by the Federal Financial Institutions Council ("FFIEC") and its Somerset Financial Services Division, as a Registered Investment Advisor, is subject to review by the SEC. The FFIEC requires that First Indiana Investor Services Division complete the assessment for the Division and its vendors by December 31 1998. Because the Company relies heavily on technology for transaction processing, preparing for the Year 2000 is a critical focus of resources.

All hardware and software vendors, as well as significant other vendors, have been identified and contact has been initiated with these individuals or companies. The Company has an inventory of known potential year 2000 readiness issues and has developed action plans and contingency plans for each issue. During 1998, the Company is testing systems for the purpose of validating year 2000 readiness, upgrading or replacing existing hardware, software, or embedded systems, and implementing contingency plans in the event a particular vendor will not assist the Company in its Year 2000 efforts. A team is monitoring significant vendor relationships to ensure that no issues arise which cause management to question the ability of the vendor to adequately prepare for the Year 2000 and thus possibly impact the Company's own ability to conduct business beyond the century change.

The Company is scheduled to complete an upgrade of personal computer hardware during the fourth quarter, at a cost of approximately $140,000, and has completed the installation of replacement vendor supplied software at a cost of approximately $20,000. Upon completion of the computer hardware installation, all hardware will be Year 2000 ready. Management is confident of the Company's ability to operate in the 21st century, but it is not possible to assess the financial impact of non-compliance, lost revenue, or future expenditures for computer software at this time.

Information on Forward-Looking Statements

The statements in this Quarterly Report that are not historical are forward-looking statements. Although the Company believes that its expectations are upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be
realized.   Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.

Market Risk

The success of First Indiana is largely dependent upon its management of interest-rate risk. Interest-rate risk is defined as the exposure of First Indiana's net interest income and net income to changes in interest rates.
First Indiana has established an Asset/Liability Committee responsible for managing interest-rate risk and has established acceptable limits for interest-rate exposure, which are reviewed on a monthly basis. First Indiana uses a model program to measure interest-rate sensitivity to determine the impact on net income of immediate and sustained upward and downward movements in interest rates. First Indiana enters into forward sales contracts for future delivery of residential fixed-rate mortgage loans at a specific yield in order to limit market risk associated with its pipeline of residential mortgage loans. Market risk arises from the possible inability of either party to comply with the contract terms. These forward sales contracts are designated as hedges.



                             PART II

                        OTHER INFORMATION


Items 1,2, 3, 4 and 5

The information required by these items has been omitted. The Registrant had no activity applicable to these items.

Item 6 - Reports Filed on Form 8-K

There were no reports on Form 8-K filed during the three months ended September 30, 1998.

                            SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                     THE SOMERSET GROUP, INC.
                           (Registrant)



                 S/ Marni McKinney
                    Marni McKinney, President
                    and Chief Executive Officer





                 S/ Jospeh M. Richter
                    Joseph M. Richter, Executive Vice President and Chief Financial Officer









Date: November 4, 1998